FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Third Quarter Financial Results
2.	Nomura Approves Share Buyback Program

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2024

NOMURA HOLDINGS, INC.

By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida Senior Managing Director

Nomura Reports Third Quarter Financial Results

•	Three segment pretax income of ¥70.5bn, up 16% QoQ, driven by strong Retail and Wholesale performance; International business profitable in all regions

•	Retail flow revenues stronger QoQ; Recurring revenue assets at record high of ¥21trn and recurring revenue cost coverage ratio high at 55% on disciplined cost controls

•	Investment Management AuM of ¥78.5trn at record high for third straight quarter, underpinned by continued inflows and market factors

•	Strongest quarterly Investment Banking revenues since year ended March 2017; Global Markets Equities slowed QoQ, while Fixed Income revenues grew across all core products

•	Third quarter ROE of 6.2%

•	Resolution approved for repurchase of 125 million shares of Nomura Holdings common stock with upper limit of total repurchase price of ¥100bn

Tokyo, January 31, 2024—Nomura Holdings, Inc. today announced its consolidated financial results for the third quarter of the fiscal year ending March 31, 2024.

Net revenue for the third quarter was 400.2 billion yen (US$2.8 billion)1, up 9 percent quarter on quarter and 2 percent year on year. Income before income taxes increased 39 percent from last quarter and decreased 6 percent compared to the third quarter last year to 78.7 billion yen (US$558 million). Net income attributable to Nomura Holdings shareholders was 50.5 billion yen (US$358 million), up 43 percent quarter on quarter and down 24 percent year on year.

For the nine months to December, Nomura reported net revenue of 1,116.9 billion yen (US$7.9 billion), up 11 percent from the same period last year. Income before income taxes increased 43 percent to 181.8 billion yen (US$1.3 billion), and net income attributable to Nomura Holdings shareholders was 109.1 billion yen (US$774 million), up 28 percent.

“Our three core businesses reported pretax income of 70.5 billion yen, a quarter on quarter increase of 16 percent underpinned by strong business momentum as our strategic initiatives continued to deliver results,” said Kentaro Okuda, Nomura President and Group CEO.

“Retail and Investment Management had a solid quarter, reflecting our efforts to tailor our products and services to the diverse needs of investors amid rising interest in Japanese markets globally. In Wholesale, Investment Banking saw firm growth in global M&A Advisory and ECM deals, while Global Markets booked stronger revenues across all core Fixed Income products. As a result, all international regions were profitable this quarter.

Corporate and investor activity remains high, and we see this as an opportunity to fully leverage the strengths of our client franchise in Japan and our global network. Today, we approved a resolution to repurchase up to 100 billion yen of Nomura Holdings common shares.

“We will maintain disciplined cost control to improve our cost-income ratio and invest in areas with growth potential. We will continue to focus on our areas of competitive strength globally to enhance revenues.”

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 140.92 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 29, 2023. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

(billions of yen)	FY2023/24 Q3	QoQ	YoY
Net revenue	102.6	4%	27%
Income (loss) before income taxes	31.9	10%	141%

Retail reported net revenue of 102.6 billion yen, increasing 4 percent quarter on quarter and 27 percent from the same period last year. Income before income taxes was 31.9 billion yen, up 10 percent quarter on quarter and 141 percent year on year.

Flow revenue and recurring revenue grew substantially for the nine months to December, benefiting from successful staff realignment last Spring to better serve clients’ needs and tailwinds from the strong market environment.

In the third quarter, equity-related flow revenues increased quarter on quarter, reflecting the reallocation of teams to better meet the needs of clients combined with robust market conditions and contributions from primary deals. Recurring revenue assets reached a record high of 21 trillion yen and divisional revenues increased. Recurring revenue cost coverage ratio remained high at 55 percent as a result of prudent cost control.

Investment Management

(billions of yen)	FY2023/24 Q3	QoQ	YoY
Net revenue	38.9	-14%	-32%
Income (loss) before income taxes	15.6	-33%	-53%

Investment Management net revenue was 38.9 billion yen, down 14 percent quarter on quarter and 32 percent year on year. Income before income taxes was 15.6 billion yen, down 33% from the previous quarter and 53 percent from the same period last year.

2

Continued net inflows and market factors combined to lift assets under management in Investment Management to a new high of 78.5 trillion yen. Investment gain/loss contributed to the division’s quarterly performance, although slowing from the previous quarter. For the nine-month period from April to December, the asset management business was robust and investment gain/loss improved.

Wholesale

(billions of yen)	FY2023/24 Q3	QoQ	YoY
Net revenue	217.0	6%	15%
Income (loss) before income taxes	23.0	178%	-

Wholesale booked net revenue of 217 billion yen, increasing 6 percent quarter on quarter and 15 percent year on year. Income before income taxes was 23 billion yen, up 178% quarter on quarter.

For the April to December period, the division booked stronger revenues in Japan Equities and Investment Banking globally. Internationally, first half Fixed Income performance slowed amid market uncertainty, mainly in Rates and FX/EM.

In the third quarter, Global Markets booked lower Equities revenues while Fixed Income reported stronger revenues across all core products. Investment Banking had its best quarter since the year ended March 2017 when comparisons became possible.

ends

For further information, please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning approximately 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2024 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Nomura Approves Share Buyback Program

Tokyo, January 31, 2024—Nomura Holdings, Inc. today announced that its Board of Directors approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

The share buyback program will run from February 16, 2024, to September 30, 2024 (excluding the ten business days following the announcement of quarterly financial results), and have an upper limit of 125 million shares of Nomura Holdings common stock, or 4.0 percent of outstanding shares. The upper limit of the aggregate amount of the repurchase price will be 100 billion yen, and the shares will be purchased on the stock exchange via a trust bank.

The details of the trust agreement, including the timing to start the buyback, will be decided separately by a Representative Executive Officer or the CFO.

Nomura plans to acquire treasury stock to raise capital efficiency and ensure a flexible capital management policy, and to deliver shares on exercise of stock-based compensation.

As of December 31, 2023, Nomura Holdings had 3,163,562,601 outstanding shares including 148,771,208 shares as treasury stock.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning approximately 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.